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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               AT HOME CORPORATION
                      -----------------------------------
                                (Name of Issuer)


                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      -----------------------------------
                         (Title of Class of Securities)

                                    045919101
                       -----------------------------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 17, 2001
                       -----------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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      This Amendment No. 4 amends the Schedule 13D originally filed on March 19,
1999 (as amended by Amendment No. 1 filed on March 30, 2000, Amendment No. 2 filed on September 5, 2000 and Amendment No. 3 filed on January 12, 2001, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The
Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment
No. 4 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B common stock, par value $.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 4.

ITEM 4.  PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

            On April 17, 2001, AT&T and Excite@Home entered into a non-binding Letter of Agreement (the "LOA"). The LOA (including the attached term sheet) sets forth the terms of a proposed arrangement under which the existing backbone fiber agreement between AT&T and Excite@Home would be replaced with a long-term lease for transport services having the same essential terms, AT&T would pay Excite@Home the greater of $75 million and the fair market value of the existing agreement, not to exceed $85 million, and Excite@Home would outsource some of its engineering and network operations to AT&T (which could also include the transfer of certain Excite@Home assets and employees to AT&T). The arrangement contemplated by the LOA is subject to negotiation of a definitive agreement incorporating the terms set forth in the LOA, which AT&T and Excite@Home have agreed to use their best efforts to complete no later than June 16, 2001. Either party may terminate the LOA if the definitive agreement is not completed by that date, and Excite@Home may elect not to enter into the definitive agreement if the independent directors of Excite@Home (i.e., those who are not affiliated with AT&T) do not determine that the definitive agreement is in the best interest of and fair to Excite@Home and its shareholders. The transactions contemplated by the LOA are also subject to other customary conditions.

            The foregoing description of the LOA is qualified in its entirety by reference to the text of the LOA, which is filed as Exhibit 1 to this amendment and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.          Letter of Agreement, dated April 17, 2001.




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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2001


                                    AT&T CORP.

                                    By:  /s/  Marilyn Wasser
                                         -------------------------------
                                    Name:   Marilyn Wasser
                                    Title:  Vice President--Law & Corp. Secy.












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                                INDEX OF EXHIBITS
                                -----------------


Exhibit No.     Item
-----------     ----
     1.         Letter of Agreement, dated April 17, 2001.














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